Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 15, 2017

relating to

Preliminary Prospectus Supplement dated May 15, 2017 and

Prospectus dated March 2, 2016

Registration Statement No. 333-209889

International Flavors & Fragrances Inc.

$500,000,000 4.375% Senior Notes due 2047

Pricing Term Sheet

Issuer:	International Flavors & Fragrances Inc.

Securities:	4.375% Senior Notes due 2047 (the “Notes”)

Format:	SEC registered

Ratings*:	Baa1 (stable) / BBB+ (stable) (Moody’s / S&P)

Aggregate Principal Amount:	$500,000,000

Maturity Date:	June 1, 2047

Trade Date:	May 15, 2017

Settlement Date:	May 18, 2017 (T+3)

Coupon:	4.375%

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2017

Public Offering Price:	99.650% of principal amount, plus accrued interest, if any

Net Proceeds to Issuer (after underwriting discount):	$493,875,000

Yield to Maturity:	4.396%

Benchmark Treasury:	3.000% due February 15, 2047

Spread to Benchmark Treasury:	+137.5 basis points

Benchmark Treasury Yield:	3.021%

Make-Whole Call:	At any time prior to December 1, 2046 at a price equal to greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) a discount rate of Treasury Rate plus 25 basis points, plus accrued and unpaid interest to, but excluding, the date of redemption.

Par Call:	At any time on or after December 1, 2046 at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

CUSIP / ISIN:	459506 AE1/US459506AE19

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BNP Paribas Securities Corp.

Co-Managers:	Citizens Capital Markets, Inc. ING Financial Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC HSBC Securities (USA) Inc. Standard Chartered Bank

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.